Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

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Barclays PLC

23rd July 2007

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John Varley

Group Chief Executive

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Today’s announcement

• A groundbreaking partnership with China Development Bank

• Barclays strategy delivering another strong performance in the first half of 2007

• New equity investment of €13.4bn by China Development Bank and Temasek

• Improved terms of our offer to ABN AMRO shareholders

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Strategic context

• The global financial services industry is fragmented

• The sources of growth in demand are clear

• The universal banking model is advantaged

• Barclays has achieved higher profit growth through diversification

• We have sought further exposure to high growth markets

Profit before tax

Non UK

UK

Basis of preparation

2000 : UK GAAP basis

2006: IFRS basis

£3.4bn 20% 80% 2000

£7.1bn 50% 50% 2006

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Trading statement - strong first half

Half year ended – June	£2006 m	£2007 m	% change
Income	10,969	11,902	+9%
Operating expenses	(6,269)	(6,847)	+9%
Impairment charges	(1,057)	(959)	-9%
Profit before tax	3,673	4,101	+12%
Earnings per share	36.3p	41.4p	+14%
Dividend per share	10.5p	11.5p	+10%

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Partnership with China Development Bank

• Leading Chinese state owned bank

• Focused on infrastructure, petrochemicals, telecommunications and exports

• CDB to distribute Barclays products

• No similar collaboration with any other major bank

• Substantial opportunities to work together

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Background to Temasek investment

• Investment company owned by the Government of Singapore

• Outstanding investment record with financial services specialism

• Significant commitment from discerning investor

• Singapore: business hub of growing importance to Barclays

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Investment by new shareholders

€bn	China Development Bank	Temasek	Total
Firm @ £7.20	2.2	1.4	3.6
Conditional @ £7.40	7.6	2.2	9.8
Total new equity	9.8	3.6	13.4
Warrants @ £7.80	0.7	0.7	1.4
Clawback facility @ £7.40	1.8	0.7	2.5
Share buyback			3.6

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Clawback placing

• Existing shareholders have ability to participate

• Clawback available up to €2.5bn at £7.40 per share

• Offer open until close Tuesday 24th July

• Priority to core long term shareholders

• Not offered in the US

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Proforma ownership

Temasek 2.4%

China Development Bank 6.3%

ABN AMRO shareholders 35%

Clawback 2%

Barclays existing shareholders 55%

57% including clawback

Assuming 97.5% acceptances of revised offer and including the effect of the share buyback and excluding the impact of the exercise of the warrants.

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Revised offer terms

• Cash component €24.8bn / 37%

€9.8bn from China Development Bank

and Temasek

€12bn from LaSalle sale

€3bn from existing resources

• Exchange ratio

2.13 new Barclays ordinary shares plus

€13.15 per ABN AMRO ordinary share

• Mix & Match facility

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Attractive financial returns

CASH EPS ACCRETION	• 5% ACCRETIVE IN 2010*

ROI	•2010 TARGET: 13%*

ECONOMIC PROFIT	•SIGNIFICANTLY POSITIVE BY 2010*

•UNCHANGED AT €3.5BN BY 2010

COST €2.8BN

SYNERGIES	NET REVENUE €0.7BN

•IMPLEMENTATION COSTS €3.6BN

•CORE EQUITY TIER 1 RATIO AT CLOSING OF 5%

CAPITAL	•TARGET CORE EQUITY TIER 1 RATIO OF 5.25%

•TARGET TIER 1 RATIO OF 7.5%

*Based on consensus data

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Robert E Diamond Jr

President

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Summary

• Important partnership with China Development Bank

• €13.4bn from major new investors

• Improved offer terms with €24.8bn cash

• ABN AMRO accelerates our strategy

Disclaimer

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this presentation, including the statement in relation to Barclays earnings enhancement and expected return on investment is intended nor should it be interpreted to mean that future cash earnings per share of Barclays or ABN AMRO for current or future financial years, or those of the combined group will necessarily match or exceed the historical published cash earnings per share.

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